October 8, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mitchell Austin Jan Woo Rebekah Lindsey Kathleen Collins

Re:	AvidXchange Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-259632)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between October 4, 2021 and the date hereof, approximately 5,100 copies of the Preliminary Prospectus dated October 4, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, October 12, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Alaoui Zenere
Name: Alaoui Zenere
Title: Executive Director